                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required, effective October 7, 1996)

     For the fiscal year ended December 30, 2002

                                       or

 [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

     For the transition period from                    to
                                    ------------------    -------------------

     Commission file number 1-15827


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Visteon Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Visteon Corporation
                               17000 Rotunda Drive
                            Dearborn, Michigan 48120


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES.

     Report of Independent Auditors.
     Statement of Net Assets Available for Benefits as of December 30, 2002 and 2001.
     Statement of Changes in Net Assets Available for Benefits for the Years Ended December 30, 2002 and 2001.
     Schedule of Assets (Held at End of Year) as of December 30, 2002 and 2001. Schedule of Reportable Transactions for the Years Ended December 30, 2002 and 2001.

EXHIBITS.

     23    Consent of Independent Accountants
     99    Certification of Periodic Financial Reports


                                     11K-1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          VISTEON INVESTMENT PLAN


Date:  June 27, 2003                      By  /s/ Robert H. Marcin
                                              -------------------------------
                                              Robert H. Marcin
                                              Chairman, Visteon Investment Plan
                                              Administrative Committee





                                     11K-2

VISTEON INVESTMENT PLAN
REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 30, 2002 AND 2001

VISTEON INVESTMENT PLAN
CONTENTS
DECEMBER 30, 2002 AND 2001

                                                                                           PAGE(S)

REPORT OF INDEPENDENT AUDITORS ..................................................................1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of
 December 30, 2002 and 2001 .....................................................................2

Statement of Changes in Net Assets Available for Benefits for the
 Year Ended December 30, 2002 ...................................................................3

Notes to Financial Statements ................................................................4-11

ADDITIONAL INFORMATION

Schedule I - Schedule of Assets (Held at End of Year) as of
 December 30, 2002 ..........................................................................12-13

Schedule II - Schedule of Reportable Transactions for the Year Ended
 December 30, 2002 .............................................................................14

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the Visteon Investment Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Visteon Investment Plan (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 24, 2003

VISTEON INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 30, 2002 AND 2001
(IN THOUSANDS)

                                                    2002          2001

ASSETS
Investments, at fair value                        $ 241,251     $ 237,768
Loans to participants                                 6,108         4,158
                                                  ---------     ---------
     Net assets available for benefits            $ 247,359     $ 241,926
                                                  =========     =========


    The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 30, 2002
(IN THOUSANDS)


ADDITIONS
Additions to net assets attributed to
  Net appreciation (depreciation) in fair value of investments   $ (59,090)
  Interest and dividend income                                       5,134
                                                                 ---------
                                                                   (53,956)
Contributions
  Employee contributions                                            67,088
  Company matching                                                       -
                                                                 ---------
                                                                    67,088
Other additions
  Loan interest                                                        364
  Transfers in and rollovers from other plans                        1,972
                                                                 ---------
                                                                     2,336
                                                                 ---------
      Total additions                                               15,468

DEDUCTIONS
Deductions from net assets attributed to
  Withdrawal of participants' accounts                              (9,937)
  Administrative expense                                               (90)
  Other                                                                 (8)
                                                                 ---------
      Total deductions                                             (10,035)
                                                                 ---------
      Net increase                                                   5,433
                                                                 ---------
Net assets available for benefits
  Beginning of year                                                241,926
                                                                 ---------
  End of year                                                    $ 247,359
                                                                 =========


    The accompanying notes are an integral part of the financial statements.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

 1.    DESCRIPTION OF THE PLAN

       The following description of the Visteon Investment Plan (the "Plan") provides only general information. The Plan was established effective July 1, 2000. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan document. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       Visteon Corporation ("Visteon") was established as a wholly-owned subsidiary of Ford Motor Company in January 2000. On June 28, 2000, Ford spun-off Visteon. Subsequently, all active employees of Visteon who had an account balance in the Ford Savings and Stock Investment Plan ("SSIP") were given the opportunity to elect to transfer their total account balances to the Plan.

       TYPE AND PURPOSE OF THE PLAN
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Visteon and to provide them with an opportunity to become stockholders of Visteon. The Plan includes provisions for voting shares of Visteon stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") applicable to defined contribution pension plans.

       ELIGIBILITY
       Regular full-time salaried employees are eligible to participate in the Plan beginning on the first day of the second month following their date of hire, with certain exceptions. Certain other supplemental employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       CONTRIBUTIONS
       Under the Plan, and subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") participants may elect to contribute up to 40 percent of their eligible wages. Participants may also elect to reduce their benefits under the Flexible Compensation Account program ("Flex Dollars"). Effective June 1, 2002, participants who have attained the age of 50 are eligible to make supplemental contributions.

       Effective January 1, 2002, Visteon suspended company matching contributions. During the 2001 plan year, Visteon made company matching contributions at a rate of $0.60 for each dollar of employee contributions, up to a maximum of 10 percent of participant's base pay. Flex Dollar contributions were not eligible for company matching contributions. Effective January 1, 2002, all employees became 100 percent vested in their company matching contributions. All company matching contributions are made initially in the Visteon Stock Fund.

       PARTICIPANT ACCOUNTS
       Each participant's account is credited with the participant's contributions and allocations of (a) company matching contributions, (b) plan earnings and (c) certain fund expenses. Allocations are based on participant earnings or account balances. Under the Plan, certain funds will charge a fee on short term transfers which is paid from the participant's account. The benefit to which a participant is entitled is determined from the participant's vested account.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

       VESTING
       Participants are immediately vested in their contributions and actual earnings thereon, regardless of length of service. Effective January 1, 2002, all employees became 100 percent vested in their company matching contribution.

       DISTRIBUTIONS
       Distributions of benefits shall be made upon the occurrence of any one of the following:

       -      Retirement of the participant at age 65;
       -      Deferred retirement of the participant beyond age 65;
       -      In-service withdrawal of participant beyond age 59 1/2;
       -      Total and permanent disability of the participant;
       -      Death of the participant; or
       -      Termination of employment

       Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments payable monthly, quarterly, semi-annually or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or until age 70-1/2 in the event employment termination occurred.

       INVESTMENT OPTIONS AND PARTICIPATION
       Participant contributions are invested in accordance with the participant's election in one or more of several investment options available in the Plan. The more significant of these options are as follows:

       The Visteon Stock Fund is a unitized stock fund investment in Visteon common stock with a portion of the fund's assets invested in short-term investments.

       The Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans composed of high quality, fixed-income investments. The Portfolio may also purchase investment contracts issued by the insurance companies or banks. Exposure to any single issuer is capped at 5 percent. The Portfolio purchases money market units to provide daily liquidity.

       The Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation. The fund invests in securities of domestic, foreign, and multinational issuers, however not more than 40 percent of the fund's assets may be invested in companies operating exclusively in any one foreign country.

       The Fidelity Growth Company Fund is a growth mutual fund that seeks capital appreciation. The fund invests in securities of domestic and foreign issuers and seeks to invest in companies that it believes have above-average growth potential.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

       Details of investments held as of December 30, 2002 are set forth in the Schedule of Assets (Held at End of Year).

       TRANSFER OF ASSETS
       The Plan permits the transfer of assets among investment options, with certain restrictions related to transfers to T. Rowe Funds, Scudder Funds and Visteon Stock Fund. Transfers of matching contributions from the Visteon Stock Fund are allowed once the Participant is vested. Effective January 1, 2002, all employees became 100 percent vested in company matching contributions.

       PARTICIPANT LOANS (NOT IN THOUSANDS)
       Participants may borrow from the Plan in amounts beginning with a minimum amount of $1,000, up to a maximum amount not to exceed the lesser of: (a) $50,000, or (b) 50 percent of their vested account balances, at an interest rate equal to the annual prime rate as published by the Wall Street Journal. Repayment of any loan is made through employee payroll deductions not less frequently than once per calendar quarter.

       FORFEITURES AND PLAN ADMINISTRATION EXPENSES
       The Plan permits Visteon to use assets forfeited by participants to pay plan administrative expenses. To the extent that forfeited assets are not available to pay certain administrative expenses, Visteon pays such expenses. At December 30, 2002 and 2001, forfeited nonvested accounts totaled approximately $17 and $79, respectively.

       ADMINISTRATION
       The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of the Plan participants and their beneficiaries, subject to the specific terms of the Plan. Assets of the Plan and related investments are administered by Fidelity Management Trust Company (the "Trustee"). It is the trustee's responsibility to invest Plan assets and distribute benefits to participants. The Trustee is also responsible for daily administration of Plan activity.

       EMPLOYEE STOCK OWNERSHIP PLAN
       The Plan operates, in part, as an employee stock ownership plan ("ESOP") and is designed to comply with Code Section 4975(e)(7) and the regulations thereunder, and is subject to the applicable provisions of ERISA.

       Visteon contributes its company matching contributions in Visteon stock to the ESOP.

 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales are recorded on the trade-date basis.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

       CONTRIBUTIONS
       Contributions to the Plan from employees and from Visteon and participating subsidiaries, as defined in the Plan, are recorded in the period that payroll deductions are made from Plan participants.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

       USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES
       The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

 3.    MASTER TRUST

       All assets of the Plan are held by the Visteon Corporation Master Trust (the "Master Trust"). The Visteon Investment Savings Plan for Hourly Employees also has all of its investments in the Master Trust. A summary of the Master Trust as of December 30, 2002 and 2001 is as follows:

                                                       2002             2001

Investments, at fair value
  Common stock fund                                 $   32,924      $    57,384
  Common and commingled trust funds                     80,009           63,371
  Mutual funds                                         128,858          117,155
                                                    ----------      -----------
      Total investments                                241,791          237,910
Loans                                                    6,124            4,158
                                                    ----------      -----------
      Total assets                                  $  247,915      $   242,068
                                                    ==========      ===========

Interest and dividend income of the Master Trust for the year ended December 30, 2002 was $5,144.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

The net appreciation (depreciation) in fair value of Master Trust investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. During the year ended December 30, 2002 investments depreciated as follows:

                                                           2002

Mutual funds                                           $  (25,631)
Common stock fund                                         (31,621)
Common and commingled trust funds                          (1,910)
                                                       ----------
                                                       $  (59,162)
                                                       ==========

The Plan investments and, in turn, the investments held by the Master Trust are generally directed by participants based on their elections. Allocation of the Master Trust to the participating plans as of December 30, 2002 and 2001 was as follows:

                                                          2002       2001

EIN 38-3519512, Plan 005 -
 Visteon Investment Savings Plan for Hourly Employees   $    556   $    142
EIN 38-3519512, Plan 002 -
 Visteon Investment Plan                                 247,359    241,926
                                                        --------   --------
                                                        $247,915   $242,068
                                                        ========   ========

 4.    INVESTMENTS

       The following investments represent 5 percent or more of the Plan's net assets available for benefits.

                                                                                   DECEMBER 30,
                                                                               -------------------
                                                                                 2002       2001

Visteon Stock Fund, 7,971,048 and 6,452,155 units,
 respectively                                                                  $ 32,841   $ 57,360
Fidelity Magellan Fund, 163,765 and 120,641 units, respectively                  12,931     12,573
Fidelity Growth Company Fund, 262,548 units                                           *     13,973
Fidelity Managed Income Portfolio II, 64,387,157 and
 50,633,185 units, respectively                                                  64,387     50,633
                                                                               ========   ========
                                                                               $110,159   $134,539
                                                                               ========   ========

 * Investment represents less than 5% of the Plan's net assets available for benefits.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments. During 2002, the Plan's investments depreciated in value by $59,090 as follows:

                                                                   2002

Mutual funds                                                     $(25,603)
Common stock fund                                                 (31,577)
Common and commingled trust funds                                  (1,910)
                                                                 --------
                                                                 $(59,090)
                                                                 ========

 5.    RELATED PARTY TRANSACTIONS

       Participants have the option to invest in the Visteon Stock Fund, which consists of investments in Visteon common stock. These transactions are exempt transactions with a party-in-interest.

 6.    TAX STATUS

       The Plan obtained its latest determination letter on January 28, 2003, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

 7.    NONPARTICIPANT-DIRECTED INVESTMENTS

       The Visteon Stock Fund included both participant and nonparticipant directed investments, which were commingled. Company matching contributions were made to the Visteon Stock Fund, these contributions and associated appreciation (depreciation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Effective January 1, 2002, Visteon suspended all company matching contributions and all participants became 100 percent vested in their company matching contributions. As a result of the immediate 100 percent vesting, there were no nonparticipant directed investments at December 30, 2002. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits are as follows:

                  SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 30, 2001

Visteon Stock Fund                                                     $     57,360


            SUMMARY OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 30, 2001

Net appreciation (depreciation) in fair value of investment            $      4,424
Interest and dividend income                                                    406
Employee contributions                                                        7,930
Company matching contributions                                               32,245
Loan interest                                                                    45
Net transfers and rollovers                                                  (3,811)
Withdrawals                                                                  (1,444)
                                                                       ------------
      Net increase                                                           39,795

Net assets available for benefits
  Beginning of year                                                          17,565
                                                                       ------------
  End of year                                                          $     57,360
                                                                       ============

 8.    PLAN TERMINATION

       Visteon, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to: (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Visteon Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.

VISTEON INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(IN THOUSANDS)
DECEMBER 30, 2002 AND 2001

 9.    SUBSEQUENT EVENT

       Effective April 1, 2003, Visteon transferred the payroll administration from Ford Motor Company to Fidelity for salaried employees. Ford Motor Company will remain as the payroll administrator for the hourly Visteon employees.

       Additionally, effective April 1, 2003, Visteon has decreased the waiting period for employee eligibility to the Plan. Full time employee's are eligible to participate in the plan immediately. Supplemental employees can participate after satisfying a 1,000 hour requirement in a 12-month period.

       Beginning on May 1, 2003, Visteon modified the investment options available under the Plan. According to the new investment options, the following funds will replace the funds available at December 30, 2002:

       Fidelity Freedom Funds                     Janus Advisor Capital Appreciation Fund
       Domini Social Equity Fund                  Vanguard Explorer Fund
       Vanguard 500 Index Fund                    Fidelity Diversified International Fund
       American Century Equity Income Fund        T. Rowe Price International Discovery Fund
       Baron Assets Fund                          Templeton Developing Markets Trust
       Clipper Fund                               Templeton Foreign Fund
       Fidelity Contrafund                        Templeton Foreign Smaller Companies Fund
       Fidelity Dividend Growth Fund              BGI Bond Index Fund
       Fidelity Growth & Income Portfolio         Fidelity Government Income Fund
       Fidelity Growth Company Fund               PIMCO Global Bond Fund - Admin Class
       Fidelity Low Priced Stock Fund             PIMCO Real Return Bond Fund
       PIMCO Total Return III Fund                T. Rowe Price High Yield Fund

       The Visteon Stock Fund, Common Stock Fund and Managed Income Portfolio II Fund will remain as an investment option of the Plan.

VISTEON INVESTMENT PLAN                                               SCHEDULE I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2002

(a)              (b)                                     (c)                           (d)                (e)
                                              DESCRIPTION OF INVESTMENT
         IDENTITY OF ISSUER                   INCLUDING MATURITY DATE,
        LESSOR, BORROWER OR                 RATE OF INTEREST, COLLATERAL,                               CURRENT
           SIMILAR PARTY                        PAR OR MATURITY VALUE                 COST**             VALUE

*       Fidelity Investments   T. Rowe Price Spectrum Growth Fund, 29,405 units                     $     327,280
*       Fidelity Investments   Scudder International Fund, 27,143 units                                   824,069
*       Fidelity Investments   Domini Social Equity Fund, 8,694 units                                     187,785
*       Fidelity Investments   T. Rowe Price Spectrum Income Fund, 57,783 units                           621,741
*       Fidelity Investments   T. Rowe Price New Horizons Funds, 156,879 units                          2,605,760
*       Fidelity Investments   Scudder Global Fund, 10,860 units                                          193,516
*       Fidelity Investments   T. Rowe Price International Stock Fund, 105,032 units                      932,686
*       Fidelity Investments   Scudder Global Discovery Fund, 70,673 units                              1,323,701
*       Fidelity Investments   T. Rowe Price International Discovery Fund, 75,872
                               units                                                                    1,218,501
*       Fidelity Investments   Scudder Income Fund, 29,956 units                                          383,431
*       Fidelity Investments   T. Rowe Price New Asia Fund, 125,001 units                                 698,757
*       Fidelity Investments   Scudder Growth and Income Fund, 27,068 units                               432,542
*       Fidelity Investments   T. Rowe Price High Yield Fund, 141,064 units                               884,469
*       Fidelity Investments   Scudder Greater Europe Growth Fund, 94,951 units                         1,711,017
*       Fidelity Investments   T. Rowe Price New Era Fund, 21,930 units                                   452,408
*       Fidelity Investments   Scudder Japan Fund, 88,630 units                                           537,982
*       Fidelity Investments   T. Rowe Price Latin America Fund, 38,393 units                             288,334
*       Fidelity Investments   Vanguard LifeStrategy Conservative Growth Fund,
                               12,742 units                                                               163,355
*       Fidelity Investments   Vanguard LifeStrategy Moderate Growth Fund, 18,442
                               units                                                                      255,785
*       Fidelity Investments   Vanguard LifeStrategy Growth Fund, 35,660 units                            512,085
*       Fidelity Investments   Vanguard 500 Index Fund, 140,983 units                                  11,440,800
*       Fidelity Investments   Vanguard Value Index Fund, 95,590 units                                  1,400,391
*       Fidelity Investments   Vanguard Growth Index Investment Fund, 274,754 units                     5,481,332
*       Fidelity Investments   Vanguard Explorer Fund, 64,418 units                                     2,930,394
*       Fidelity Investments   Vanguard International Value Fund, 13,396 units                            252,246
        Comerica Bank, N.A.    Common Stock Fund, 1,804,639 units                                      10,936,112
        Barclays Global
        Investors              Bond Fund, 350,552 units                                                 4,497,577
*       Visteon Corporation    Visteon Stock Fund 7,971,048 units                                      32,840,717
*       Fidelity Investments   Fidelity Fund, 84,132 units                                              1,872,781
*       Fidelity Investments   Fidelity Puritan Fund, 64,717 units                                      1,021,886
*       Fidelity Investments   Fidelity Trend Fund, 5,962 units                                           230,362
*       Fidelity Investments   Fidelity Magellan Fund, 163,765 units                                   12,930,854
*       Fidelity Investments   Fidelity Contrafund, 273,243 units                                      10,547,178
*       Fidelity Investments   Fidelity Equity-Income Fund, 60,821 units                                2,412,777
*       Fidelity Investments   Fidelity Growth Company Fund, 328,807 units                             11,646,356
*       Fidelity Investments   Fidelity Investment Grade Bond Fund, 306,923 units                       2,323,410
*       Fidelity Investments   Fidelity Growth and Income Portfolio, 193,209 units                      5,856,177
*       Fidelity Investments   Fidelity Value Fund, 136,332 units                                       6,324,444
*       Fidelity Investments   Fidelity Government Income Fund, 349,310 units                           3,660,767
*       Fidelity Investments   Fidelity Independence Fund, 248,668 units                                3,250,086
*       Fidelity Investments   Fidelity Overseas Fund, 47,558 units                                     1,046,272
*       Fidelity Investments   Fidelity Europe Fund, 28,181 units                                         516,273
*       Fidelity Investments   Fidelity Pacific Basin Fund, 29,157 units                                  372,044

VISTEON INVESTMENT PLAN                                               SCHEDULE I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 30, 2002

(a)              (b)                                     (c)                           (d)                (e)
                                              DESCRIPTION OF INVESTMENT
         IDENTITY OF ISSUER                   INCLUDING MATURITY DATE,
        LESSOR, BORROWER OR                 RATE OF INTEREST, COLLATERAL,                               CURRENT
           SIMILAR PARTY                        PAR OR MATURITY VALUE                 COST**             VALUE

*       Fidelity Investments    Fidelity Real Estate Investment Portfolio Fund,
                                166,321 units                                                      $    3,058,646
*       Fidelity Investments    Fidelity Balanced Fund, 107,246 units                                   1,425,299
*       Fidelity Investments    Fidelity International Growth and Income Fund,
                                39,448 units                                                              663,519
*       Fidelity Investments    Fidelity Capital Appreciation Fund, 90,227 units                        1,459,869
*       Fidelity Investments    Fidelity Canada Fund, 20,014 units                                        362,652
*       Fidelity Investments    Fidelity Utilities Fund, 111,621 units                                  1,082,726
*       Fidelity Investments    Fidelity Asset Manager, 74,118 units                                    1,022,830
*       Fidelity Investments    Fidelity Worldwide Fund, 56,636 units                                     672,835
*       Fidelity Investments    Fidelity Stock Selector, 71,613 units                                   1,187,346
*       Fidelity Investments    Fidelity Asset Manager Growth, 126,344 units                            1,512,339
*       Fidelity Investments    Fidelity Asset Manager Income, 105,806 units                            1,149,051
*       Fidelity Investments    Fidelity Dividend Growth Fund, 438,200 units                            9,780,616
*       Fidelity Investments    Fidelity New Markets Income Fund, 211,612 units                         2,397,567
*       Fidelity Investments    Fidelity Global Balanced Fund, 6,502 units                                 96,099
*       Fidelity Investments    Fidelity Small Capital Selector Fund, 189,515 units                     2,520,546
*       Fidelity Investments    Fidelity International Bond Fund, 13,344 units                            125,429
*       Fidelity Investments    Fidelity Managed Income Portfolio II, 64,387,157                       64,387,157
                                units
        Participant loans       Outstanding participant loan balance                                    6,107,599
                                                                                                   --------------
                                                                                                   $  247,358,565
                                                                                                   ==============

  * Denotes party-in-interest.
 ** Not required per Department of Labor reporting requirements.

VISTEON INVESTMENT PLAN                                              SCHEDULE II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 30, 2002

IDENTITY OF                                            PURCHASE    SELLING     LEASE    EXPENSES  COST OF   CURRENT VALUE  NET GAIN
PARTY INVOLVED           DESCRIPTION OF ASSET           PRICE       PRICE      RENTAL   INCURRED   ASSET      OF ASSET    OR (LOSS)

REPORTING CRITERION I    Single transaction in excess
                         of five percent of current
                         value of plan assets.
                           FID MGD Inc. Port II        12,301,228           -      -        -              -   64,387,157      -
                           FID MGD Inc. Port II                 -  12,152,059      -        -     12,152,059   64,387,157      -

REPORTING CRITERION II   Series of transactions in
                         other than securities in
                         excess of five percent of
                         current value of plan assets.
                         None.

REPORTING CRITERION III  Series of transactions in
                         securities in excess of five
                         percent of current value of
                         plan assets.
                         None.

REPORTING CRITERION IV   Single transactions with a
                         nonregulated entity in excess
                         of five percent of current
                         value of plan assets.
                         None.

                                  EXHIBIT INDEX


   Exhibit Number                    Exhibit Name

        23               Consent of PricewaterhouseCoopers LLP

        99               Certification of Periodic Financial Reports